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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       NANOPHASE TECHNOLOGIES CORPORATION
                       ----------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



             DELAWARE                                        36-3687863
             --------                                        ----------
(STATE OF INCORPORATION OR ORGANIZATION)                   (I.R.S. EMPLOYER
                                                          IDENTIFICATION NO.)


    453 COMMERCE STREET, BURR RIDGE, IL                          60521
    -----------------------------------                          -----
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                     (ZIP CODE)

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO
SECTION 12(b) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(c), PLEASE CHECK THE FOLLOWING BOX. / /

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO
SECTION 12(g) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(d), PLEASE CHECK THE FOLLOWING BOX. /X/


               SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER
                        TO WHICH THIS FORM RELATES: N/A


                 SECURITIES TO BE REGISTERED PURSUANT TO SECTION
                               12(b) OF THE ACT:


                                      NONE


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                         PREFERRED STOCK PURCHASE RIGHTS

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Item 1.  Description of Registrant's Securities to be Registered.

         On October 26, 1998, the Board of Directors of Nanophase Technologies Corporation (the "Company") declared a dividend of one Right for each outstanding share of common stock (a "Right"), par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on November 10, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $25.00 per one ten-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Purchase Price was established by the Company's Board of Directors after consultations with, and recommendations by, its financial advisor. Customary factors considered by the Company's Board of Directors in determining the Purchase Price included, without limitation, implied ranges of future stock prices for the Company based upon potential and projected growth rates over a ten-year period, and exercise prices (as a multiple of stock prices) set by other companies adopting similar rights plans. The Purchase Price does not reflect the Board's view of the current value of the Company.

         The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and LaSalle National Bank, as Rights Agent (the "Rights Agent").

         Until the earlier of (i) the close of business on the tenth day after the first public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person"), or (ii) the close of business on the tenth day (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Share certificates, will be transferable only by the transfer of the Common Shares associated with such Rights and any transfer of the Common Shares (including a transfer to the Company) will constitute a transfer of the Rights. As described below, after a person or group becomes an Acquiring Person, the Rights may not be redeemed or amended.

         Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. Each Right is exercisable for one ten-thousandth of a Preferred Share at any time after the Distribution Date.


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         The Rights are not exercisable for Common Shares until a person, entity or group becomes an Acquiring Person. The Rights will expire on October 28, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below.

         If a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void.

         At any time after the first date of public announcement by the Company or an Acquiring Person than an Acquiring Person has become such, if (i) the Company is the surviving corporation in a merger with any other company or entity, (ii) the Company is acquired in a merger or other business combination transaction, (iii) 50% or more of the Company's consolidated assets or earning power are sold or (iv) an Acquiring Person engages in certain "self-dealing" transactions with the Company, each holder of an outstanding Right (other than those whose Rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of such Right.

         At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, without any additional payment, for Common Shares at an exchange ratio of one Common Share (or of a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         Rights surrendered for exercise must be accompanied by payment to the Company of the then current aggregate Purchase Price by wire transfer, certified check, cashier's check or money order. Some holders of Rights may find that the level of the Purchase Price precludes them from exercising all or a portion of their Rights. The Rights, however, will be separately tradeable from and after the Distribution Date, should such holders wish to transfer their Rights. There can be no assurance, however, that an active trading market for the Rights will develop.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or

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dividends payable in Preferred Shares) or of subscription rights or warrants
(other than those referred to above).

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 10,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 10,000 times the payment made per Common Share. Each Preferred Share will have 10,000 votes, voting together with the Common Shares. In the event of any consolidation, merger, combination or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash and/or other property, each Preferred Share will be entitled to receive 10,000 times the amount received per Common Share. The foregoing dividend and liquidation rights of the Preferred Shares are protected against dilution in the event additional Common Shares are issued pursuant to a stock split, stock dividend or similar recapitalization.

         Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of one ten-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one ten-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to a person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Any of the provisions of the Rights may be amended by the Board of Directors of the Company in order to cure any ambiguity or to make any other changes which the Board deems necessary or desirable. However, after a person or group becomes an Acquiring Person, any such amendment must not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights should not, however, interfere with any merger or business combination approved by the Company's Board of Directors because the Rights may be redeemed by the Company at the Redemption Price prior to the time


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that a person or group has acquired beneficial ownership of 15% or more of the
Common Shares. However, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's stockholders. The Company's Board of Directors has stated that the Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all the Company's stockholders.

         As of October 28, 1998, there were 12,564,638 Common Shares outstanding. Each outstanding Common Share on November 11, 1998 will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each Common Share that shall become outstanding so that all such shares will have attached Rights. 2,500 Preferred Shares are initially reserved for issuance upon exercise of the Rights.

Item 2.      Exhibits.


Exhibit
Number       Description of Document

1 Rights Agreement dated as of October 28, 1998 between Nanophase Technologies Corporation and LaSalle National Bank which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date.


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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   NANOPHASE TECHNOLOGIES CORPORATION
                                   ----------------------------------
                                   (Registrant)



Dated:  October 29, 1998           By:     /s/ ROBERT W. CROSS
                                           -------------------------------------
                                           Robert W. Cross
                                           President and Chief Executive Officer



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                                Index to Exhibits
                                -----------------


Exhibit No.           Exhibit
-----------           -------
1                     Rights Agreement dated as of October 28, 1998 between
                      Nanophase Technologies Corporation and LaSalle National
                      Bank, which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights
                      Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights
                      Agreement, Rights Certificates will not be mailed until after the Distribution Date.